SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                               --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2003
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                                 ELSCINT LIMITED
                 (Translation of Registrant's Name into English)
                     13 Mozes Street, Tel Aviv 67442, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      |X|         Form 20-F         |_|     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated November 18, 2003.


                                    SIGNATURE
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         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               ELSCINT LIMITED
                                               (Registrant)


                                               By: /s/ Rachel Lavine
                                                   ----------------------------
                                                   Name: Rachel Lavine
                                                   Title: President

Dated:  November 19, 2003.

                                  EXHIBIT INDEX


    Exhibit No.            Description
    -----------            -----------

        1.                 Press release dated November 18, 2003.

                                    EXHIBIT 1
                                    ---------

Elscint Limited Signs Agreement for the Sale of Its 16% Interest In a Portfolio
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Company
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Tuesday November 18, 2:12 pm ET

TEL AVIV, Israel, Nov. 18 /PRNewswire-FirstCall/ -- Elscint Limited (NYSE: ELT - NEWS; "Elscint") today announced that, within the framework of an agreement dated November 17, 2003 for the sale of 100% of the outstanding shares of an Israeli private company (which is engaged in the design, manufacture, sale and service of Web enabled advanced solutions for medical imaging in health care facilities), Elscint has sold all the shares and rights held by it in the said company (approximately 16%, fully diluted) to an unrelated third party.

The closing of the transaction is expected to take place prior to the end of the current year. As a consequence of this transaction, Elscint will record a capital gain (before tax) of approximately $6 million in the fourth quarter of 2003.

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the "Arena" commercial and entertainment center at Herzlia Marina in Israel.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.